Exhibit 99.1

MAVERIX METALS ANNOUNCES 2019 SECOND QUARTER RESULTS

August 14, 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American: MMX, TSX: MMX) is pleased to announce its operating and financial results for the second quarter ended June 30, 2019.

All dollar amounts are in Canadian dollars unless otherwise indicated.

Second Quarter 2019 Highlights

•                  Revenue of $9.3 million;

•                  Cash flow from operating activities of $7.1 million;

•                  Net income of $0.8 million or $0.01 per share;

•                  Attributable gold equivalent ounces produced(1) of 6,425 ounces and attributable gold equivalent ounces(2) sold of 5,359 ounces;

•                  Average cash cost per attributable gold equivalent ounce sold of $208, resulting in cash operating margins of $1,536 per ounce(2);

•                  Increased revolving credit facility with CIBC and National Bank to US$75 million;

•                  Commenced trading on the NYSE American, LLC and Toronto Stock Exchange; and

•                  Welcomed new institutions as shareholders as a result of the Gold Fields Limited secondary placement.

“Maverix is thrilled to achieve another exciting milestone in the growth of the Company this quarter with the commencement of trading of our shares on both the NYSE American and TSX,” commented Dan O’Flaherty, President and CEO of Maverix. “As expected, our attributable gold equivalent production increased by 22% as compared to the first quarter of this year, and, as previously announced, we continue to forecast increasing attributable production over the balance of 2019.”

2019 Outlook

Maverix remains well positioned to achieve its guidance of attributable gold equivalent production sold of between 22,500 and 24,500 ounces(2) for 2019, as a number of assets on which the Company holds interests continue to ramp up production.

Summary of Quarterly Results

Quarter Ended (in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	June 30, 2019	June 30, 2018

Statement of Income and Comprehensive Income
Sales	$3,437	$1,897
Royalty revenue	$5,909	$6,582
Total revenue	$9,346	$8,479
Cash flow from operating activities	$7,067	$3,497
Net income (loss)	$819	$(458)
Basic earnings (loss) per share	$0.01	$(0.01)

Non-IFRS and Other Measures(2)
Total Attributable Gold Equivalent ounces produced(1)	6,425	4,975
Total Attributable Gold Equivalent ounces sold	5,359	5,002
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,744	$1,690
Average cash cost per Total Attributable Gold Equivalent ounce sold	$208	$186
Cash flow from operating activities, excluding changes in non-cash working capital	$5,387	$5,432

For complete details please refer to the Financial Statements and associated Management Discussion and Analysis for the quarter ended June 30, 2019, available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) or on the Company’s website (www.maverixmetals.com).

(1) Represents the Company’s entitlements under its royalty and stream agreements to the gold equivalent ounces of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Silver production is converted to an attributable gold equivalent ounce produced basis by multiplying the attributable silver production at the underlying operation by the LBMA Silver Price for the same respective period and then dividing by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Production figures are based on information provided by the operators of the mining operations to which the silver and gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received. Ounces produced exclude silver ounces to be delivered under the minimum required ratio of silver to actual gold production from the Company’s Moss silver Stream.

(2) Maverix has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per attributable gold equivalent ounce and cash operating margin. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Average cash cost per attributable gold equivalent ounce is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. Cash operating margin is calculated by subtracting the average cash cost per ounce from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal royalty and streaming sector who present results on a similar basis. The Company’s royalty revenue and silver sales are converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue and silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams (individually and collectively referred to as “Attributable Gold Equivalent”) equal total Attributable Gold Equivalent ounces sold. The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change.

About Maverix

Maverix is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to precious metal prices and to increase underlying per share value by continuing to grow its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:                        info@maverixmetals.com

Website:             www.maverixmetals.com

Cautionary statements to U.S. investors

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC standards and normally are not permitted to be used in reports filed with the SEC. Investors are cautioned not to assume that all or any part of the disclosed mineral resource estimates will ever be confirmed or converted into reserves that meet the definitions used by the SEC.  Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Maverix; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit of production measures. Accordingly, certain information contained in this press release or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.